SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

[redacted]

06016779

17 August 2006

SEC MAIL PROCESSING
RECEIVED
SEP 11 2006
WASH, D.C. 213 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 16 August 2006, Re : Change of Company Secretary;

2) General Announcement dated 16 August 2006, Re : Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature; and

3) Financial Results Announcement dated 16 August 2006, Re : Quarterly Report for the fourth quarter ended 30 June 2006.

Please contact the undersigned if you have any queries.

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 9/13

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Change Of Company Secretary

Ownership transfer to SILVERSTONE CORPORATION on 16/08/2006 05:22:29 PM
Reference No SC-060816-37BB0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Date of change	:	**16/08/2006**
* Type of change	:	**Appointment**
* Designation	:	**Joint Secretary**
License no.	:	**MAICSA 7015250**
* Name	:	**Lim Kwee Peng**
Working experience and occupation during past 5 years	:	
Remarks	:	

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

16 AUG 2006

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 16/08/2006 05:22:29 PM
Reference No SC-060816-37BAF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad ("SCB") wishes to announce that the Company proposes to procure a general mandate from its shareholders for the SCB group of companies to enter into recurrent related party transactions of a revenue or trading nature with related parties at the forthcoming Twenty-Eighth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

16 AUG 2006

Form Version 2.0

Financial Results

Ownership transfer to **SILVERSTONE CORPORATION** on **16/08/2006 05:21:27 PM**
Submitted by **SILVERSTONE CORPORATION** on **16/08/2006 05:34:29 PM**
Reference No **SC-060816-3647A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	**30/06/2006**
* **Quarter**	:	○ **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ● **4 Qtr** ○ **Other**
* **Financial Year End**	:	**30/06/2006**
* **The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

Sil4qtr06.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2006	**30/06/2005**	**30/06/2006**	**30/06/2005**
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

16 AUG 2006

1	Revenue	138,227	135,594	519,551	460,700
2	Profit/(loss) before tax	6,407	605	7,624	-9,914
3	Profit/(loss) for the period	3,244	-1,363	5,302	-12,041
4	Profit/(loss) attributable to ordinary equity holders of the parent	3,065	-5,770	8,096	-12,362
5	Basic earnings/(loss) per share (sen)	0.91	-1.70	2.39	-3.65
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.4700	0.4700

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2006	30/06/2005	30/06/2006	30/06/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,621	3,605	8,832	7,553
2	Gross interest expense	8,165	10,239	31,956	32,525

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

16 AUG 2006

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

Fourth Quarter Ended

30 June 2006

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 9

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2006
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2005 RM'000	CURRENT YEAR TO DATE 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2005 RM'000
Revenue		138,227	135,594	519,551	460,700
Operating expenses		(137,116)	(131,153)	(520,449)	(454,754)
Other operating income		12,266	5,139	44,848	28,471
Profit from operations		13,377	9,580	43,950	34,417
Finance costs		(8,165)	(10,239)	(31,956)	(32,525)
Share in results of associated companies		1,195	1,264	(4,370)	(11,806)
Profit/(Loss) before taxation		6,407	605	7,624	(9,914)
Taxation	17	(3,163)	(1,968)	(2,322)	(2,127)
Profit/(Loss) after taxation		3,244	(1,363)	5,302	(12,041)
Minority interests		(179)	(4,407)	2,794	(321)
Net profit/(loss) for the period		3,065	(5,770)	8,096	(12,362)
Earnings/(Loss) per share (sen) :	25				
- Basic		0.91	(1.70)	2.39	(3.65)
- Fully diluted		0.90	(1.70)	2.27	(3.65)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

Interim report for the fourth quarter ended 30 June 2006
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT END OF CURRENT QUARTER 30/6/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment		331,794	326,990
Associated companies		247,331	252,043
Investments		99,195	122,464
Deferred tax assets		19,804	22,993
Deferred expenditure		450	852
Goodwill on consolidation		11,675	12,409
Current assets			
- Inventories		96,105	99,197
- Investments		27,717	3,608
- Trade and other receivables		130,825	137,334
- Short term deposits with financial institutions		16,281	11,770
- Cash and bank balances		30,683	26,042
		301,611	277,951
Current liabilities			
- Trade and other payables		109,381	88,138
- Short term borrowings	21	133,597	137,913
- AMB Bonds and SPV Debts	21	120,221	87,538
- Provisions		8,692	6,125
- Tax liabilities		186	283
		372,077	319,997
Net current liabilities		(70,466)	(42,046)
		639,783	695,705
Financed by:			
Share capital		339,283	338,535
Reserves		(178,262)	(178,619)
Shareholders' funds		161,021	159,916
Minority interests		80,777	83,603
Redeemable cumulative convertible preference shares	21	31,414	32,237
AMB Bonds and SPV Debts	21	365,919	419,188
Deferred liabilities		275	384
Deferred taxation		377	377
		639,783	695,705
Net assets per share attributable to ordinary equity holders of the parent (RM)		0.47	0.47
Net tangible assets per share (RM)		0.44	0.43

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

Interim report for the fourth quarter ended 30 June 2006
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2005	338,535	81,525	60,497	45,883	(366,524)	159,916
Translation loss on net equity of foreign subsidiary companies	-	-	(5,016)	-	-	(5,016)
Share in post-acquisition reserves of associated companies	-	-	152	(1,384)	-	(1,232)
Net loss not recognised in consolidated income statement	-	-	(4,864)	(1,384)	-	(6,248)
Transferred to capital reserve	-	-	-	14	(14)	-
Net profit for the financial period	-	-	-	-	8,096	8,096
Amortisation of negative goodwill	-	-	-	(1,566)	-	(1,566)
Conversion of redeemable cumulative convertible preference shares	748	75	-	-	-	823
Balance at 30 June 2006	339,283	81,600	55,633	42,947	(358,442)	161,021
Balance at 1 July 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Translation loss on net equity of foreign subsidiary companies	-	-	(2,793)	-	-	(2,793)
Share in post-acquisition reserves of associated companies	-	-	(808)	-	-	(808)
Net loss not recognised in consolidated income statement	-	-	(3,601)	-	-	(3,601)
Realisation of reserve on disposal of a subsidiary company	-	-	12,917	37	-	12,954
Transferred to capital reserve	-	-	-	136	(136)	-
Net loss for the financial period	-	-	-	-	(12,362)	(12,362)
Amortisation of negative goodwill	-	-	-	(1,557)	-	(1,557)
Balance at 30 June 2005	338,535	81,525	60,497	45,883	(366,524)	159,916

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2006
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2005 RM'000
OPERATING ACTIVITIES		
Profit/(Loss) before tax	7,624	(9,914)
Adjustments for:		
Non-cash items	11,988	24,972
Non-operating items	23,125	24,018
Operating profit before changes in working capital	42,737	39,076
Changes in working capital		
Net change in current assets	4,870	(22,094)
Net change in current liabilities	4,948	3,435
Others	(899)	410
	51,656	20,827
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(29,986)	(49,499)
Proceeds received from disposal of property, plant and equipment	1,043	14,317
Others	24,787	13,417
	(4,156)	(21,765)
FINANCING ACTIVITIES		
Bank borrowings	(36,495)	(11,860)
Short term deposits earmarked for bonds redemption	1,253	5,276
Others	(131)	(100)
	(35,373)	(6,684)
Net change in cash and cash equivalents	12,127	(7,622)
Effects of exchange rate changes	40	-
Cash and cash equivalents at beginning of the year	17,910	25,532
Cash and cash equivalents at end of the year	30,077	17,910

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There was no qualification on the audit report of the preceding audited financial statements. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM338,535,410 to RM339,282,956 by the issuance of 747,546 new ordinary shares of RM1.00 each pursuant to the conversion of 822,301 redeemable cumulative convertible preference shares of RM0.01 each ("RCCPS") at a conversion price of RM1.10 per new share satisfied solely by the tender of the RCCPS for cancellation by the Company. Consequent to the cancellation of the RCCPS, the issued and paid-up capital of RCCPS of the Company decreased from RM322,367.88 to RM314,144.87.

The Group has also redeemed RM5.5 million AMB Bonds and repaid USD7.8 million (equivalent to RM28.8 million) SPV Debts.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental reporting**

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	197,779	321,268	1,161	520,208
Inter-segment revenue	(74)	(544)	(39)	(657)
External revenue	197,705	320,724	1,122	519,551
Profit/(Loss) from operations	(2,538)	6,697	39,791	43,950
Finance costs				(31,956)
Share in results of associated companies				(4,370)
Profit before taxation				7,624

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group in the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

Group revenue for the financial year rose by 12.8% from the preceding year corresponding period due mainly to higher sales achieved by the local tyre manufacturing division.

Profit from operations was substantially higher at RM44.0 million on account of dividend received from its investment in Lion Asiapac Limited and also foreign exchange gain recognised on its US dollar borrowings.

14. Comparison with the preceding quarter's results

	Current Year Quarter 30/06/2006 RM'000	Immediate Preceding Quarter 31/03/2006 RM'000
Revenue	138,227	127,423
Net profit for the period :-		
- Holding and subsidiary companies	2,166	20,713
- Associated companies	899	(994)
	3,065	19,719

The Group's revenue for the quarter under review was higher largely due to better sales by our local tyre manufacturing division and our component parts division operating in China.

For the current quarter, the Group recorded a net profit of RM3.1 million which was mainly attributable to foreign exchange gain recognised on US dollar borrowings, profit from our local motor division as well as better performance by our associated companies involved in the motorcycle manufacturing operations in China.

Included in the net profit of preceding quarter were dividend received from the investment in Lion Asiapac Limited of RM18.0 million and foreign exchange gain recognised on the US dollar borrowings.

15. Prospects

Both our local tyre manufacturing and automotive businesses are expected to continue to operate under tougher environment amidst escalating raw material prices and stiff competition. Barring unforeseen circumstances, the Board expects the Group's operational performance to remain challenging in the next year.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2005 RM'000	CURRENT YEAR TO DATE 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2005 RM'000
Income tax - current	(28)	107	-	263
Recovery of tax deducted at source on dividend received from subsidiary companies	(23)	-	(23)	-
Over provision in prior years	(16)	(3)	(40)	(6)
Deferred tax	3,189	1,830	3,189	1,830
Share in taxation of associated companies	41	34	(804)	40
	3,163	1,968	2,322	2,127

The effective tax rates of the Group for the quarter and the year-to-date were higher than the statutory tax rate principally due to certain expenses which are not deductible for tax purposes.

18. Unquoted investments and/or properties

There were material disposal of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	7,092

20. Status of corporate proposals

Date of Announcement	Subject	Status
31.1.2005 2.2.2005 19.4.2005 29.4.2005 29.7.2005 10.8.2005 19.9.2005 18.10.2005 27.1.2006 9.2.2006 31.7.2006	(a) Proposed disposal of 100% equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances due by SCB Group to SB as at the completion date for a total consideration of RM225 million to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("LFIB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments. ("Proposed Disposal of SB") (b) Proposed restricted offer for sale of the LFIB Consideration Shares to the minority shareholders of the Company ("Proposed ROFS") and/or placement to the members of the public ("Proposed Placement") (collectively referred to as the "Proposals").	The SC had on 7 February 2006 rejected the appeal on the Proposals. In view thereof, the conditional period in relation to the conditional Sale and Purchase of Shares Agreement for the Proposals ("SPA") which expired on 30 July 2006, was not extended and hence, the SPA was terminated on 28 July 2006. Consequently, the Company would not proceed with the Proposed ROFS and the Proposed Placement which were conditional upon the Proposed Disposal of SB.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	65,127	-	65,127
Unsecured	68,470	31,414	99,884
	133,597	31,414	165,011
Bonds and Debts:			
- AMB Bonds	31,937	96,029	127,966
- SPV Debts	88,284	269,890	358,174
	120,221	365,919	486,140
Total	253,818	397,333	651,151

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	94,175
- US Dollar	8,010	29,340
- Rmb	90,287	41,496
		165,011
Bonds and Debts		
- Ringgit Malaysia	-	127,966
- US Dollar	97,543	358,174
		486,140

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Earnings/(Loss) per share ("EPS")

Basic

The EPS is calculated by dividing the Group's net profit/(loss) for the period by the weighted average number of ordinary shares of the Company in issue of 338.61 million for the current quarter and 338.55 million for the financial year-to-date (2005: 338.54 million).

Fully diluted

The fully diluted earnings/(loss) per share is calculated by dividing the Group's adjusted net profit/(loss) by the adjusted weighted average number of shares as follows:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2005 RM'000	CURRENT YEAR TO DATE 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2005 RM'000
Net profit/(loss) for the period	3,065	(5,770)	8,096	(12,362)
Interest saving (net of tax) from conversion of RCCPS #	232	232	232	232
Adjusted net profit/(loss) for the period	3,297	(5,538)	8,328	(12,130)
	'000	'000	'000	'000
Weighted average number of ordinary shares	338,610	338,535	338,553	338,535
Conversion of RCCPS #	28,559	29,306	28,559	29,306
	367,169	367,841	367,112	367,841
Fully diluted earnings/(loss) per share (sen)	0.90	(1.70)	2.27	(3.65)

\# Redeemable cumulative convertible preference shares ("RCCPS")

The weighted average number of ordinary shares for the financial period is arrived at without taking into account the number of shares under the Executive Share Option Scheme as no share is granted under the scheme as at the end of the financial period.

There is no dilution for the loss per share for the preceding year corresponding periods. As such, the fully diluted loss per share remains the same as the basic loss per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations; and

(b) Status of the proposed divestment programme.

Please refer to Appendix I to II for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress
(a) **Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(iii) On-going
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise. A corporate restructuring of the the Suzuki motorcycle business in Malaysia has been undertaken where: (a) the Company had on 7 September 2005 completed the disposal of its balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM"). Thereafter, the Company has an indirect interest in LSM via the Company's 49% equity interest in SAM; and (b) the Company had on 27 February 2006 entered into the following agreements in respect of the proposed merger of the Suzuki business ("Proposed Merger"): (i) a Joint Venture Agreement with SMC and Hicom Holdings Berhad for participation of 20% equity interest in a joint-venture company, the Suzuki Motorcycle Malaysia Sdn Bhd ("SMM") ("JV"); and (ii) a Share Sale Agreement for the disposal of its balance 49% equity interest in SAM to SMM ("Disposal"). Consequent upon the JV and the Disposal, the Company shall have an interest in both LSM and SAM via the Company's 20% equity interest in SMM. The Proposed Merger is still pending approvals from the relevant authorities.	On-going
(b) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D) **Appendix II**

(Incorporated in Malaysia)

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	PDP (Per GWRS)	Concluded divestment			Divestment proceeds				
		Up to December 2005	In current quarter	Current year-to-date	Received up to December 2005	Current Year (Jan - Dec 2006)			
						Actual received in		Projected to Dec 2006	Projected full year
						Current Qtr	Current YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By 31 December 2002									
Non-listed shares in automotive industry companies	54.7	54.7	-	-	-	-	-	-	-
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	-	-
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	31.3	-	-	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	-	-
	73.4								
By 31 December 2005									
Dong Feng Lion Tyre Co Ltd (refer to (ii) (3))	75.6	23.0	-	-	23.0	-	-	-	-
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-	-	-	-
	94.7								
Total	382.2	136.8	-	-	69.9	-	-	6.1	6.1

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	31.29	12.17	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
	The outstanding balance will be paid in the following manner:		RM30.17 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts whilst the balance of RM1.12 million is pending repatriation from China.	
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Before 15 August 2006	6.08		
	Before 15 August 2007	6.09		
		12.17		
The disposal was completed on 24 April 2003.				

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Proposed Utilisation	
	RM' million	RM'million		RM'million
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). The disposal was completed on 6 April 2004.	15.59	-	Repayment of borrowings Estimated expenses RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million which is pending repatriation from China has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	15.56 0.03 15.59
(3) Disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng") by Lion Rubber Industries Pte Ltd ("Lion Rubber") to Dong Feng Tyre Group Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46) ("Proposed 55% Disposal"). Settlement of inter-company balances due to Lion Rubber by Dong Feng for a total cash consideration of Rmb 50 million. The disposal was completed on 2 March 2005.	22.96	-	Repayment of borrowings Estimated expenses Gross proceeds RM22.65 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	22.65 0.31 22.96

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.